UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

             (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

                      For Period Ended: December 31, 2003
                                        -----------------
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                       -----------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

  Long Island Physician Holdings Corporation
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Full Name of Registrant

  N/A
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Former Name if Applicable

  One Huntington Quadrangle Suite 4C-01
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Address of Principal Executive Office (Street and Number)

  Melville, New York  11747
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's majority-owned subsidiary, MDNY Healthcare, Inc. ("MDNY"), is subject to the New York Women's Health and Wellness Act ("WHWA"). WHWA obligates MDNY to provide contraceptive drugs and devices to its members, in conflict with the ethical policies of Catholic Healthcare Network of Long Island, Inc., the minority shareholder in MDNY ("CHNLI"), and CHNLI's affiliates, Catholic Health System of Long Island, Inc. ("CHSLI") and the Diocese of Rockville Center (the "Diocese"). In light of this conflict, CHNLI has notified the Registrant and MDNY of CHNLI's desire to withdraw as an MDNY shareholder by December 31, 2004, and that the Diocese and CHLSI, on behalf of five catholic hospitals that act as providers to MDNY (the "Hospitals"), may not renew their respective subscriber contracts with MDNY upon expiration thereof effective January 1, 2005 and 2006, respectively. During the first quarter of 2004, the Registrant had preliminary discussions with CHNLI and CHSLI regarding a potential restructuring whereby CHNLI would exit as an MDNY shareholder and MDNY would act as a third party administrator of benefits to employees of the Diocese and the Hospitals upon expiration of their respective subscriber contracts with MDNY. In addition, CHSLI defaulted on its agreement to pay MDNY $2.4 million due on December 31, 2003 in respect of certain risk sharing agreements relating to hospital risk pools in 1997 and 1998. CHSLI cured such payment default on March 30, 2004.

As a result of the uncertainty regarding the continued relationship to MDNY of CHNLI, CHSLI and the Diocese, the Registrant is in the process of confirming the continued commitment of CHNLI, CHSLI and the Diocese to MDNY, and the related financial statement disclosure implications. Accordingly, the Registrant is unable to complete its Annual Report on Form 10-K for the year ended December 31, 2003 prior to the scheduled filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Concetta Pryor         (631)               454-1900
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         (Name)          (Area Code)       (Telephone Number)

(2)   Have all other periodic reports required under Section 13
      or 15(d) of the Securities Exchange Act of 1934 or Section
      30 of the Investment Company Act of 1940 during the
      preceding 12 months or for such shorter period that the
      registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).                        [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results
      of operations from the corresponding period for the last
      fiscal year will be reflected by the earnings statements
      to be included in the subject report or portion thereof?    [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    LONG ISLAND PHYSICAN HOLDINGS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004                       By: /s/ Concetta Pryor
                                               ---------------------------
                                                   Concetta Pryor
                                                   Chief Financial Officer